

August 28, 2014

<u>Via E-mail</u>
I-Hung (Nigel) Liu
Chief Financial Officer
Actions Semiconductor Co., Ltd
No. 1, Ke Ji Si Road
Technology Innovation Coast of Hi-Tech Zone
Zhuhai, Guangdong, 519085
The People's Republic of China

> **Re: Actions Semiconductor Co., Ltd**
> **Schedule TO-I**
> **Filed August 20, 2014**
> **File No. 005-81375**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>What is the maximum aggregate purchase price…?, page 2</u>

1. Disclosure in the second paragraph of this section indicates that you may increase or decrease the aggregate purchase price limit and thereby increase or decrease the number of securities accepted in the Offer. Please explain this disclosure, given that you appear to be seeking a specified number of shares.

<u>Once I have tendered securities in the Offer, may I withdraw my tendered securities?, page 4</u>

2.   Disclosure identifies the date after which securities may be withdrawn as September 20. We believe the proper date is September 17. Please advise how you made your determination.

<u>Size of Offer; Purchase Price; Proration, page 11</u>

3.   Disclosure at the top of page 12 states that you will extend the offer until the expiration of a period ending at 5:00 P.M. on the tenth business day from, and including, the date that notice of specified increases or decreases is first published, sent or given. Please advise how you determined that the offer could expire at 5:00 P.M. on the tenth day, given that the offer must remain open for ten full business days. See Rule 13e-4(a)(3).

<u>Incorporation by Reference, page 26</u>

4.   We note that you have incorporated by reference information into the offering document, including certain reports on Form 6-K. Please cite us to the authority which permits dissemination of material information to security holders in this manner. Otherwise, please confirm that you have disseminated all material information to security holders, including with regard to the open letters described in the reports. If you have not disseminated all material information, please tell us how you intend to do so. Finally, please correct the disclosure stating that any statement contained in any document incorporated by reference into the offering document shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the offering document or any subsequently filed document.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jen J. Huang, Esq.
        Fenwick & West LLP